Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

	Year Ended December 31,
	2014	2013		2012		2011	2010
	(dollars in thousands)
Operating income (loss)	$540,975	$219,009		$121,593		$241,791	$246,809
Add—Fixed charges	91,691	111,317		116,255		114,998	121,656

Operating income (loss) before fixed charges	$632,666	$330,326		$237,848		$356,789	$368,465

Fixed Charges:
Interest (b)	$68,205	$87,039		$91,359		$94,211	$102,249
Other (c)	23,486	24,278		24,896		20,787	19,407

Total fixed charges	$91,691	$111,317		$116,255		$114,998	$121,656

Ratio of earnings to fixed charges	6.90	2.97	(d)	2.05	(e)	3.10	3.03	(f)

Deficiency in the coverage of operating income (loss) before fixed charges to total fixed charges

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the periods presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.

(d)	Operating income for the year ended December 31, 2013 is presented after giving effect to a charge of (i) $64,703 associated with the cost saving initiatives announced by the Company in October 2012, (ii) $54,087 pertaining to the refinancing of the 2015 Notes and the issuance of the 2020 Notes and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 4.14.

(e)	Operating income for the year ended December 31, 2012 is presented after giving effect to (i) a charge in the first quarter of $24,659 relating to severance costs and benefit payments associated with staff reductions, including the acceleration of unrecognized amortization expense of deferred incentive compensation previously granted to individuals being terminated, (ii) a charge in the fourth quarter of $102,576 associated with the cost saving initiatives announced by the Company in October, 2012. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.14.

(f)	Operating income for the year ended December 31, 2010 is presented after giving effect to (i) a restructuring charge of $87,108 and (ii) a charge of $24,860 relating to the amendment of Lazard’s retirement policy with respect to RSU awards. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.95.